                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                 SCHEDULE 13D/A
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934



                                Meta Group, Inc.
                                (Name of Issuer)

                          $0.01 Par Value Common Stock
                         (Title of Class of Securities)

                                    591002100
                                 (CUSIP Number)

                              Stephen P. Wink, Esq.
                           First Albany Companies Inc.
                              30 South Pearl Street
                             Albany, New York 12207
                                 (518) 447-8500

                                 with a copy to
                              Howard Kelberg, Esq.
                       Milbank, Tweed, Hadley & McCloy LLP
                            One Chase Manhattan Plaza

                               New York, NY 10005
                                 (212) 530-5530
             ------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 27, 2004
             ------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

CUSIP NO.: 591002100

(1)   NAME OF REPORTING PERSON:
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

      First Albany Companies Inc.

(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a)   |X|

      (b)   |_|

(3)   SEC USE ONLY

(4)   SOURCE OF FUNDS: OO

(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) |_|

(6)   CITIZENSHIP OR PLACE OF ORGANIZATION:

      First Albany Companies Inc. is organized under the laws of the State of New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(7)   SOLE VOTING POWER:  0

(8)   SHARED VOTING POWER: 0

(9)   SOLE DISPOSITIVE POWER: 0

(10)  SHARED DISPOSITIVE POWER: 0

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

            0 shares of common stock

(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0%

(14)  TYPE OF REPORTING PERSON:     CO

CUSIP NO.: 591002100

(1)   NAME OF REPORTING PERSON:
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

      First Albany Capital Inc. (f/k/a First Albany Corporation)

(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a)   |X|

      (b)   |_|

(3)   SEC USE ONLY

(4)   SOURCE OF FUNDS: WC

(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) |_|

(6)   CITIZENSHIP OR PLACE OF ORGANIZATION:

      First Albany Capital Inc. is organized under the laws of the State of New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(7)   SOLE VOTING POWER:  0

(8)   SHARED VOTING POWER: 0

(9)   SOLE DISPOSITIVE POWER: 0

(10)  SHARED DISPOSITIVE POWER: 0

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

      0 shares of common stock

(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0%

(14)  TYPE OF REPORTING PERSON:     CO

CUSIP NO.: 591002100

(1)   NAME OF REPORTING PERSON:
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

      George C. McNamee

(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a)   |X|

      (b)   |_|

(3)   SEC USE ONLY

(4)   SOURCE OF FUNDS: OO

(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) |_|

(6)   CITIZENSHIP OR PLACE OF ORGANIZATION:

      United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(7)   SOLE VOTING POWER:  0

(8)   SHARED VOTING POWER: 0

(9)   SOLE DISPOSITIVE POWER: 0

(10)  SHARED DISPOSITIVE POWER: 0

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

      0 shares of common stock

(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0%

(14)  TYPE OF REPORTING PERSON:     IN

                             INTRODUCTORY STATEMENT

      This Amendment No. 1 to the Schedule 13D amends and supplements the
Schedule 13D filed on June 26, 2001 (the "Schedule 13D") by First Albany Companies Inc., a New York Corporation ("FAC"), First Albany Capital Inc. (f/k/a First Albany Corporation), a New York Corporation ("First Albany") and George C. McNamee ("McNamee").

      In October 2004, FAC transferred 853,924 shares of common stock, par value $0.01 per share ("Common Stock") of Meta Group Incorporated to First Albany Capital Inc., a subsidiary of FAC. On December 27, 2004, First Albany Capital sold 850,000 shares of Common Stock in an open market transaction and on January 7, 2005, First Albany Capital sold 3,924 shares of Common Stock in an open market transaction. As a result, as at January 10, 2005, FAC no longer owned any shares of Common Stock. As of January 10, 2005, McNamee no longer beneficially owns any shares of Common Stock due to the expiration of his right to acquire 45,000 shares of Common Stock.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended to read as follows:

As of January 10, 2005:

            (a) Not applicable.

            (b) Not applicable.

            (c) Except as described in Schedule II hereto or in this Item 5(c), neither McNamee, FAC, nor First Albany, has effected any transactions in shares of Common Stock during the past 60 days.

            (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

            (e) As of December 27, 2004, FAC, First Albany and McNamee, individually and collectively, are no longer directly or indirectly the beneficial owners of more than 5% of shares of Common Stock. Pursuant to Rule 13d-2(b) of the Exchange Act, FAC, First Albany and McNamee, individually and collectively, are no longer reporting persons subject to the reporting requirements of Rule 13d-1 of the Exchange Act.


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
                                    SIGNATURE

            After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Amendment No. 1 to Schedule 13D is true, complete and correct.

DATED: January 10, 2005           FIRST ALBANY COMPANIES INC.


                                     By:   /s/ George C. McNamee
                                           ------------------------------------
                                           Name: George C. McNamee
                                           Title: Chairman of the Board of
                                           Directors

                                 FIRST ALBANY CAPITAL INC.


                                     By:   /s/ George C. McNamee
                                           ------------------------------------
                                           Name: George C. McNamee
                                           Title: Chairman of the Board of
                                           Directors

                                 GEORGE C. MCNAMEE


                                     By:   /s/ George C. McNamee
                                           ------------------------------------

                                   SCHEDULE II

                                  TRANSACTIONS

      The following table sets forth the transactions in shares of Common Stock effected by First Albany Companies Inc. through First Albany Capital during the last 60 days.

FIRST ALBANY COMPANIES, INC.

  Date                  Number of Securities                  Price
                                                       (including fees and
                                                           commissions)
12/27/04                  850,000                            $9.80
 1/7/05                   3,924                              $9.75


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